# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Healthier Choices Management Corp., CIK 0000844856
CUSIP: 922099700
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 3800 North 28th Way, #1, Hollywood, Florida (FL), 33020
Date of event which requires filing of this statement: 02/01/2025
Amends the filing with accession number 0001571049-17-001278
Filed by CIK 0001564870
Persons authorized to receive notices and communications: Christopher Santi, 3800 North 28th Way, #1, Hollywood, Florida (FL), 33020, (888) 766-5351; Martin T. Schrier, Esq., 200 S. Biscayne Blvd., Suite 3000, Miami, Florida (FL), 33131, (305) 704-5954

## Reporting persons
- Christopher Santi (CIK 0001564870): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 47,225,000,003; shared voting power 0; sole dispositive power 40,975,000,000; shared dispositive power 0; aggregate amount beneficially owned 40,975,000,000 (8.22% of the class)
  Comment: The Reporting Person percent of class owned is calculated based on 481,266,632,384 shares of Common Stock outstanding as of February 13, 2025 and assuming that the shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Healthier Choices Management Corp.
Address of issuer's principal executive offices: 3800 North 28th Way, #1, Hollywood, Florida (FL), 33020
Comment: This Statement relates to the common stock, par value $0.0001 per share ("Common Stock"), of Healthier Choices Management Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3800 North 28th Way, #1, Hollywood, Florida 33020.

## Item 2. Identity and Background
Name of person filing: Christopher Santi (the "Reporting Person")
Residence or business address: The Reporting Person's business address is c/o Healthier Choices Management Corp., 3800 North 28th Way, #1, Hollywood, Florida 33020.
Present principal occupation or employment: The Reporting Person's principal occupation is serving as President and Chief Operating Officer of the Issuer.
Criminal convictions in the last five years: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities identified in this Statement in connection with his service as an officer and director of the Issuer and pursuant to securities issued pursuant to the Issuer's equity compensation plan.

The Reporting Person beneficially owns 40,975,000,000 shares of Common Stock of the Issuer, with such total being owned comprised of (1) 23,975,000,003 of Common Stock held, (2) 6,250,000,000 shares of the Restricted Stock, and (3) options to purchase 17,000,000,000 shares of Common Stock that are exercisable as of the date hereof or within 60 days. The Reporting Person beneficially owns 8.22% of the Issuer's Common Stock, calculated based on 481,266,632,384 shares of Common Stock outstanding as of February 13, 2025 and assuming that the shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i). The restricted stock vests in increments of 3,125,000,000 on each of March 31, 2025, June 30, 2025 and September 30, 2025.

The securities described in this Statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases. The Reporting Person may exercise the stock options described above and subsequently dispose of the underlying Common Stock or otherwise acquire or dispose of additional securities of the Issuer, to the extent deemed advisable in light of his general investment strategies, market conditions, or other factors.

The option grant agreement includes a provision that prevents the Reporting Person from exercising the Options into Common Stock to the extent (but only to the extent) that such conversion would result in the Reporting Person, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 19.9% of the Company's outstanding Common Stock (the "Exercise Blocker"). The Exercise Blocker would not currently be triggered, if all the options are exercised.

Except as described in this Statement or in his capacity as Chief Operating Officer and President of the Issuer, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The information set forth in Items 5 and 6 are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 40,975,000,000 shares of Common Stock of the Issuer, with such total being owned comprised of (1) 23,975,000,003 of Common Stock held, (2) 6,250,000,000 shares of the Restricted Stock, and (3) options to purchase 17,000,000,000 shares of Common Stock that are exercisable as of the date hereof or within 60 days. The Reporting Person beneficially owns 8.22% of the Issuer's Common Stock, calculated based on 481,266,632,384 shares of Common Stock outstanding as of February 13, 2025 and assuming that the shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i). The restricted stock vests in increments of 3,125,000,000 on each of March 31, 2025, June 30, 2025 and September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, all of the Common Stock owned by him and the shares of Common Stock of the Issuer underlying the Options. Grantees of unvested restricted stock under the Issuer's 2015 Equity Incentive Plan hold the sole right to vote such shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock, the restricted Common Stock and Common Stock underlying the Options identified in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Restricted Stock was granted pursuant to (1) a Third Amended and Restated Restricted Stock Award Agreement, dated as of February 12, 2021 and (2) a Restricted Stock Award Agreement, dated as of May 1, 2023, with each award granted pursuant to the Issuer's 2015 Equity Incentive Plan, as amended (the "2015 Plan"). The Form of Restricted Agreement pursuant to the 2015 Plan was filed as Exhibit 10.13 to the Company's Current Report on Form 10-K filed with the Commission on March 8, 2021)

The Options were granted pursuant to that certain Option Award Agreement, dated February 2, 2017 (filed as Exhibit 1 to the initial Schedule 13D of the Reporting Person).

Except as set forth above or set forth in the exhibits, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

The information set forth in Item 4, 5 and 7 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Option Award Agreement dated February 2, 2017 (filed with the initial Schedule 13D of the Reporting Person).

Exhibit 2 - Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 10-K filed with the Commission on March 8, 2021).

## Signatures
- Christopher Santi: /s/ Christopher Santi, Christopher Santi (02/19/2025)